U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5
ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

1. Name and Address of Reporting Person: Dean S. Read, 4 Old Garden Way, Bar Harbor ME  04609

2. Issuer Name and Tickler or Trading Symbol: Bar Harbor Bankshares, CUSIP No. 066849100

3. IRS or Social Security Number of Reporting Person (Voluntary): Not provided

4. Statement for Month/Year: 2002

5. If Amendment, Date of Original: NA

6. Relationship of Reporting Person to Issuer: President

Table 1: Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Security	Tran Date	Tran Code	Securities Acquired (A) or Disposed of (d) Amount A/D Price			Amount of Securities	Ownership Form	Nature of Ownership
						1390	D
Bar Harbor Bankshares Common Stock						100	I	Spouse
Bar Harbor Bankshares Common Stock	2002	P	104	A	Intermittent Purchases through 401k Plan	1594	D

Table 2: Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

Title of Derivative Security	Conver-sion or Exercise Price of Deriv-ative Security	Transaction Date (Month/Day/Year)	Transaction Code	Number of Derivative Securities Acquired (A) or Disposed of (D)		Date Exercisable and Expiration Date (Month/Day/Year)		Title and Amount of Underlying Securities		Price of Derivative Security	Number of Derivative Securities Beneficially Owned at End of Year	Ownership of Derivative Security: Direct (D) or Indirect (I)	Nature of Indirect Beneficial Ownership
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Incentive Stock Option Plan	15.40	6/20/01	A	6450		6/20/01	6/20/11	Bar Harbor Bankshares Common Stock	6450	*	6450	D
Incentive Stock Option Plan	15.40	6/20/01	A	6425		6/20/02	6/20/11	Bar Harbor Bankshares Common Stock	6425	*	6425	D
Incentive Stock Option Plan	15.40	6/20/01	A	6425		6/20/03	6/20/11	Bar Harbor Bankshares Common Stock	6425	*	6425	D
Incentive Stock Option Plan	15.40	6/20/01	A	6425		6/20/04	6/20/11	Bar Harbor Bankshares Common Stock	6425	*	6425	D
Incentive Stock Option Plan	15.40	6/20/01	A	6425		6/20/05	6/20/11	Bar Harbor Bankshares Common Stock	6425	*	6425	D
Incentive Stock Option Plan	15.40	6/20/01	A	6425		6/20/06	6/20/11	Bar Harbor Bankshares Common Stock	6425	*	6425	D
Incentive Stock Option Plan	15.40	6/20/01	A	6425		6/20/07	6/20/11	Bar Harbor Bankshares Common Stock	6425	*	6425	D

*Grant of Incentive Stock Options to acquire Bar Harbor Bankshares Common Stock under

Bar Harbor Bankshares (and subsidiaries) Incentive Stock Option Plan of 2000.